Exhibit 99.48

news release

6 Adelaide Street East, Suite 500	Shares outstanding: 103,270,030
Toronto, ON M5C 1H6	TSX: BLE, BLE.WT, BLE.WT.A
Frankfurt: A6R
January 24, 2007
BLUE PEARL APPOINTS DIRECTOR OF INVESTOR RELATIONS
Blue Pearl Mining Ltd. announces the appointment of Wayne Cheveldayoff as Director of Investor Relations. He succeeds Olav Svela, who was previously VP Investor Relations for both Blue Pearl and Glencairn Gold Corporation and will now focus exclusively on Glencairn Gold.
“With our Thompson Creek acquisition and consequent expansion of market capitalization and range of investors, we saw a need for our investor relations to be managed on a full-time basis and we are pleased that Wayne has joined us to assume this important role,” said Ian McDonald, Executive Chairman.
“We thank Olav for his meaningful contribution to Blue Pearl over the past year and wish him well at Glencairn,” he added.
Mr. Cheveldayoff was until recently Senior Associate with Toronto-based investor relations agency Wertheim + Co., representing a number of companies in a variety of industry sectors since 2001. He has extensive experience in the investment industry, having served as an investment advisor with RBC Investments and an institutional bond salesman with CIBC World Markets. He also has been a financial journalist for the Globe and Mail, a personal finance columnist for Canadian Press Online and an instructor in economics at Humber College in Toronto.
About Blue Pearl Mining Ltd.
Blue Pearl is a large integrated North American producer of primary molybdenum with operations in Challis, Idaho ; Langeloth, Pennsylvania ; and Fraser Lake, B.C. The company has more than 700 employees. It is currently in the process of developing the

Davidson Deposit in Smithers, B.C. Its sales and marketing office is located in Denver, Colorado and its head office is in Toronto, Ontario.

Ian McDonald, Executive Chairman	Christina Lalli
Blue Pearl Mining Ltd.	Renmark Financial Communications Inc.
Tel: 416-860-1438	Tel.: 514-939-3989
info@bluepearl.ca	clalli@renmarkfinancial.com

Wayne Cheveldayoff, Director, Investor
Relations
Tel: 416-860-1438
Toll free: 1-800-827-0992
wcheveldayoff@bluepearl.ca
Cautionary Note Regarding Forward-Looking Statements
This news release contains “forward-looking information” which may include, but is not limited to, statements with respect to the future financial or operating performance of Blue Pearl, its subsidiaries and its projects, the future price of molybdenum, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims and limitations of insurance coverage. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Blue Pearl and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, general business, economic, competitive, political and social uncertainties; the anticipated benefits of the acquisition not occurring in the expected time frame or at all; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of molybdenum; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Risk Factors” in Blue Pearl’s short form prospectus dated October 13, 2006 which is available on SEDAR at www.sedar.com. Although Blue Pearl has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this news release and Blue Pearl disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Blue Pearl undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.